SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  December  2003

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1)

1.

December 2, 2003 News Release

Minco Mining (the “Registrant”) wishes to advise it has signed a Cooperation Agreement with No. 2 Exploration Institute of the Gansu Bureau of Geological Exploration for the exploration and development of mineral resources in south Gansu Province of China.  The three areas are the Guanniuwan, the Hongyanggou and the Guojiagou.  Minco has rights to earn 75% equity interests in the three areas through a Joint Venture.  Total initial investment in the JV will be approx. US$960,000.   (75% contributed by Minco and 25% contributed by GBGE).

The three areas are all located in the Yangshan Gold Field.  The Guanniuwan license covers the west strike of the Anba gold deposit, the Hongyanggou is located north of the Xinguan gold deposit and the Guojiagou is located on the northeast part of the Yangshan gold field.

With the acquisition of these three areas, the Company has assembled a highly prospective and attractive property package in the West Qinling Gold District where Chinese operators estimate an aggregate resource for the District of 500 tons of gold (approx 16 million ounces), all located within this second largest gold producing district in China (note that this estimate has not been independently verified).

Within this District Minco is concentrating on the NE-trending Yangshan Gold Field, which is approximately 90 km long.

The Registrant is also pleased to report that its joint venture company, Gansu Keyin Mining Co. Ltd. (“Keyin”) is registering several exploration permits covering over 600km2 area.

The Registrant currently has 23,665,179 issued and outstanding common shares.

A copy of the Registrant's news releases dated December 2, 2003 is attached.

2.

Exhibits

2.1

News Release dated December 2, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    December 2, 2003                              __________________________

William Meyer

Director and Chairman

Exhibit 2.1

TSX: MMM
For Immediate Release	December 2, 2003

MINCO IS ACQUIRING A SIGNIFICANT ADDITIONAL LAND POSITION

IN THE YANGSHAN GOLD FIELD

Minco Mining & Metals Corporation is pleased to announce that it has signed a Cooperation Agreement with No.2 Exploration Institute of the Gansu Bureau of Geological Exploration (GBGE) for the exploration and development of mineral resources in south Gansu Province of China. Subject to the appropriate government approvals,  Minco and GBGE will establish a new sino-foreign joint venture company to initially explore for gold in three areas over which GBGE holds exploration permits (the “Exploration Permits”).  The three areas are as follows:  1. Guanniuwan (9.14km2); 2. Hongyanggou (25.56km2); 3.  Guojiagou (17.16km2).   Minco has rights to earn 75% equity interests in the three areas through a Joint Venture (the “JV”). Total initial investment in the JV will be 8 million RMB (approx US$960,000), 75% contributed by Minco and 25% contributed by GBGE (being the consideration for vending in the Exploration Permits).

The three areas, Guanniuwan, Hongyanggou, and Guojiagou, are all located in the Yangshan Gold Field, which is in the central part of the well known west Qinling Gold District, hosting  numerous carlin-style gold deposits.

The Guanniuwan license area covers the west strike extension of the Anba gold deposit where Minco has agreements to acquire an equity interest (see Minco news dated November 5) and east strike extension of the Xinguan gold area. The Xinguan gold area to the west is reported by GBGE to include a resource of 550,000 oz gold  grading on average 4.67g/t Au. This resource is specifically excluded from Minco’s licence. Significantly, the Guanniuwan area is located between these two areas  in the  center of a very large (about 100km2), regional geochemical gold anomaly, extending from Anba  in the east to the Xinguan in the west.

The Hongyanggou license area is located at the north of the Xinguan gold deposit and also occupies part of a major geochemical gold anomaly. Initial, early stage field investigation by the existing owners resulted in the discovery of two previously unknown gold showings on the property. No further exploration work has been done since GBGE shifted all its exploration efforts to the Xinguan Gold deposit itself.

The Guojiagou is located on the northeast part of the Yangshan gold field. Strong geochemical Au, Pb, Zn and Ag anomalies were defined during a regional stream sediment sampling program. This was followed up by a 1:10,000 scale soil sampling program and a small trenching program, leading to the discovery of a gold zone of 6-7m wide and 10g/t average grade.

With the acquisition of the Guanniuwan, Hongyanggou and Guojiagou property areas and Anba (as previously announced by Minco) the Company has assembled a highly prospective and attractive property package in the famous West Qinling Gold District where Chinese operators estimate an aggregate resource for the District of 500 tons of gold (approx 16 million ounces), all located within this second largest gold producing district in China (note that this estimate has not been independently verified).

Within this district, Minco is concentrating on the NE-trending Yangshan Gold Field, which is approximately 90 km long. Many gold geochemical anomalies have been identified throughout the Yangshan gold field over favorable structures and geological horizons.   Many parts of this gold field have not been systematically explored and many known occurrences have not been followed up.   Known deposits that have been outlined include Anba, Yangshan, Xinguan, and Caodi. Minco looks forward to rapidly advancing exploration activity on these highly prospective areas.

The Company is also pleased to announce that its joint venture company, Gansu Keyin Mining Co. Ltd. ("Keyin"), is registering several exploration permits covering over 600km2 area. The applied areas have the identical geological and structure settings as the Anba gold deposit and cover several major regional gold anomalies on the Yangshan gold field.

This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the Board, and designated Qualified Person.

For further information, please contact William Meyer or Ken Cai at Minco at1-888-288-8288 or (604) 688-8002

info@mincomining.ca                          www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements.

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